Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Sanchez Midstream Partners GP LLC:

We consent to the incorporation by reference in the registration statements (Nos. 333-202578, 333-210783, 333-217007 and 333-230273) on Form S-8, and (Nos. 333-217003, 333-218570 and 333-223569) on Form S-3 of Sanchez Midstream Partners LP of our report dated March 13, 2020, with respect to the consolidated balance sheets of Sanchez Midstream Partners LP as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appears in the Annual Report on Form 10-K for the year ended December 31, 2019 of Sanchez Midstream Partners LP.

/s/ KPMG LLP

Houston, Texas

March 13, 2020